Exhibit 99.1

Enlivex Appoints Andrew Singer to its Board of Directors

●	Mr. Singer brings over 25 years of experience in biotechnology, corporate finance, mergers and acquisitions, and business strategy

●	Former EVP and CFO of Epizyme and Senior Biotech Investment Banker at Credit Suisse, Wells Fargo Securities and RBC Capital Markets

●	Led financing, partnering and M&A biopharmaceutical transactions in excess of $13 billion

Nes-Ziona, Israel, April 17, 2023 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced the appointment of Andrew Singer to its Board of Directors. Mr. Singer brings more than 25 years of experience in biotechnology, corporate finance, mergers and acquisitions, and business strategy from his extensive investment banking and executive management career.

“It is an honor to join the Enlivex Board at this important juncture in the Company’s evolution,” said Mr. Singer. “Enlivex has developed a novel and exciting approach to reprogramming macrophages, with potential application across a range of autoimmune, inflammatory and oncology indications. I look forward to collaborating with my fellow Board members and the Company’s management team as we work to advance Allocetra’s clinical development. With a broad technology platform underpinned by strong science and multiple clinical programs, I believe that Enlivex is well positioned for sustained success.”

Shai Novik, Executive Chairman of the Board of Enlivex, stated, “As a senior investment banker in the United States for several decades, Andrew has helped many successful biotech companies craft and execute their corporate and financial strategy. Additionally, Andrew has hands-on experience as a public biotech company executive, leading finance and business development, having executed and managed public financings as well as partnerships with some of the world’s leading pharmaceutical companies. We believe that Andrew’s extensive experience makes him an ideal fit for Enlivex’s Board. We look forward to benefiting from his expert insights as we execute on our clinical and corporate strategy. It is my pleasure to welcome him to the Company as a board member.”

The Enlivex Board determined that Mr. Singer is an “independent director” within the meaning of NASDAQ Listing Rule 5605(a)(2).

ABOUT ALLOCETRA™

Allocetra™  is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit https://enlivex.com/.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com